SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby calls the annual ordinary general meeting of shareholders (“AGM”) and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the AGM:

To: Shareholders

From: JongKap Kim, President & CEO of KEPCO

We hereby call the fiscal year 2018 AGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: March 22, 2019 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217
Korea	Electric Power Corporation

3.	Items to be Reported:

•	Audit report

•	Management report on KEPCO’s operation

•	Operation report on internal accounting control system

4.	Agenda for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2018

2)	Approval of the ceiling amount of remuneration for directors in 2019

Details on the proposed agenda for the AGM are attached.

*

KEPCO will hold its AGM on March 22, 2019, which is one of what is known in Korea as “Super AGM Days” on account of the fact that many publicly traded companies in Korea hold their AGMs toward the end of March. The Financial Services Commission of Korea (the “FSC”) encourages publicly traded companies in Korea to hold their AGMs on a day other than a Super AGM Day in order to facilitate shareholder attendance at AGMs, and under the FSC guidelines KEPCO is required to publicly disclose why it will hold its AGM on a Super AGM Day. It is necessary for KEPCO to hold this year’s AGM on a Super AGM Day mainly due to scheduling concerns related to the finalization of its consolidated financial statements, external auditor’s audit as well as management’s impending needs to approve major business and operational decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: March 7, 2019

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2018

Disclaimer: The financial statements for the fiscal year 2018 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to shareholders’ approval.

KOREA ELECTRIC POWER CORPORATION

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018

(With Independent Auditors’ Report Thereon)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

In millions of won	Note	2018		2017
Assets
Current assets
Cash and cash equivalents	5,6,7,48	~~W~~	1,358,345	2,369,739
Current financial assets, net	5,9,12,13,14,15,48		2,359,895	1,958,357
Trade and other receivables, net	5,8,17,23,48,49,50		7,793,592	7,928,972
Inventories, net	16		7,188,253	6,002,086
Income tax refund receivables	44		143,214	100,590
Current non-financial assets	18		878,888	753,992
Assets held-for-sale	45		22,881	27,971

Total current assets			19,745,068	19,141,707

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,14,15,48		2,113,613	2,038,913
Non-current trade and other receivables, net	5,8,17,48,49,50		1,819,845	1,754,797
Property, plant and equipment, net	21,30,52		152,743,194	150,882,414
Investment properties, net	22,30		159,559	284,714
Goodwill	19		2,582	2,582
Intangible assets other than goodwill, net	24,30,49		1,225,942	1,187,121
Investments in associates	4,20		4,064,820	3,837,421
Investments in joint ventures	4,20		1,813,525	1,493,275
Deferred tax assets	44		1,233,761	919,153
Non-current non-financial assets	18		327,152	246,818

Total non-current assets			165,503,993	162,647,208

Total Assets	4	~~W~~	185,249,061	181,788,915

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2017

In millions of won	Note	2018		2017
Liabilities
Current liabilities
Trade and other payables, net	5,25,27,48,50	~~W~~	6,405,395	5,999,521
Current financial liabilities, net	5,14,26,48,50		7,981,879	9,194,552
Income tax payables	44		285,420	508,402
Current non-financial liabilities	23,31,32		5,574,041	5,584,308
Current provisions	29,48		1,594,798	2,137,498

Total current liabilities			21,841,533	23,424,281

Non-current liabilities
Non-current trade and other payables, net	5,25,27,48,50		2,941,696	3,223,480
Non-current financial liabilities, net	5,14,26,48,50		53,364,911	45,980,899
Non-current non-financial liabilities	31,32		8,160,033	8,072,434
Employee benefits liabilities, net	28,48		1,645,069	1,483,069
Deferred tax liabilities	44		9,617,309	10,415,397
Non-current provisions	29,48		16,585,748	16,224,714

Total non-current liabilities			92,314,766	85,399,993

Total Liabilities	4	~~W~~	114,156,299	108,824,274

Equity
Contributed capital	1,33,48
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	34
Legal reserves			1,604,910	1,604,910
Voluntary reserves			35,906,267	34,833,844
Unappropriated retained earnings			14,007,942	16,931,804

			51,519,119	53,370,558

Other components of equity	37
Other capital surplus			1,234,825	1,233,793
Accumulated other comprehensive loss			(358,570)	(271,457)
Other equity			13,294,973	13,294,973

			14,171,228	14,257,309

Equity attributable to owners of the controlling company			69,743,925	71,681,445
Non-controlling interests	19,36		1,348,837	1,283,196

Total Equity		~~W~~	71,092,762	72,964,641

Total Liabilities and Equity		~~W~~	185,249,061	181,788,915

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018 and 2017

In millions of won, except per share information	Note	2018		2017
Sales	4,38,48,50
Sales of goods		~~W~~	57,897,804	55,772,548
Sales of services			392,867	351,157
Sales of construction services	23		1,742,391	3,212,184
Revenue related to transfer of assets from customers			594,548	478,973

			60,627,610	59,814,862

Cost of sales	16,28,46,50
Cost of sales of goods			(55,976,628)	(48,454,036)
Cost of sales of services			(592,224)	(597,423)
Cost of sales of construction services			(1,638,869)	(3,047,396)

			(58,207,721)	(52,098,855)

Gross profit			2,419,889	7,716,007
Selling and administrative expenses	28,39,46,50		(2,627,890)	(2,762,855)

Operating profit (loss)	4		(208,001)	4,953,152
Other non-operating income	40		375,346	390,145
Other non-operating expense	40		(231,330)	(180,055)
Other gains (losses), net	41		(621,124)	156,627
Finance income	5,14,42		796,870	1,530,618
Finance expenses	5,14,43		(2,470,743)	(3,127,952)
Profit (loss) related to associates, joint ventures and subsidiaries	4,20
Share in profit of associates and joint ventures			473,269	241,537
Gain on disposal of investments in associates and joint ventures			5,079	609
Gain on disposal of investments in subsidiaries			73	—
Share in loss of associates and joint ventures			(110,168)	(323,225)
Loss on disposal of investments in associates and joint ventures			(2,183)	—
Impairment loss on investments in associates and joint ventures	20		(7,907)	(27,238)

			358,163	(108,317)

Profit (loss) before income tax			(2,000,819)	3,614,218
Income tax benefit (expense)	44		826,321	(2,172,824)

Profit (loss) for the period		~~W~~	(1,174,498)	1,441,394

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2018 and 2017

In millions of won, except per share information	Note	2018		2017
Other comprehensive income (loss)	5,14,28,34,37
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	28,34	~~W~~	(108,169)	170,337
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		(1,153)	10,067
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	37		(34,185)	—
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	37		—	(7,098)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,14,37		211	20,868
Foreign currency translation of foreign operations, net of tax	37		(20,717)	(134,196)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	37		57,088	(154,694)

Other comprehensive loss, net of tax			(106,925)	(94,716)

Total comprehensive income (loss) for the period		~~W~~	(1,281,423)	1,346,678

Profit (loss) attributable to:
Owners of the controlling company	47	~~W~~	(1,314,567)	1,298,720
Non-controlling interests			140,069	142,674

		~~W~~	(1,174,498)	1,441,394

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(1,426,477)	1,230,194
Non-controlling interests			145,054	116,484

		~~W~~	(1,281,423)	1,346,678

Earnings (loss) per share (in won)	47
Basic and diluted earnings (loss) per share		~~W~~	(2,048)	2,023

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2017	~~W~~	4,053,578	53,173,871	14,496,244	71,723,693	1,326,852	73,050,545

Total comprehensive income (loss) for the period
Profit for the period		—	1,298,720	—	1,298,720	142,674	1,441,394
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	158,991	—	158,991	11,346	170,337
Share in other comprehensive income of associates and joint ventures, net of tax		—	10,065	—	10,065	2	10,067
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		—	—	(7,102)	(7,102)	4	(7,098)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	19,614	19,614	1,254	20,868
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	(95,103)	(39,093)	(134,196)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(154,991)	(154,991)	297	(154,694)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(1,271,089)	—	(1,271,089)	(70,252)	(1,341,341)
Issuance of shares of capital by subsidiaries and others		—	—	(1,378)	(1,378)	18,381	17,003
Changes in consolidation scope		—	—	—	—	7,337	7,337
Dividends paid (hybrid securities)		—	—	—	—	(15,856)	(15,856)
Repayment of hybrid securities		—	—	—	—	(99,750)	(99,750)
Others		—	—	25	25	—	25

Balance at December 31, 2017	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2018 and 2017

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Adjusted balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(1,314,567)	—	(1,314,567)	140,069	(1,174,498)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(100,495)	—	(100,495)	(7,674)	(108,169)
Share in other comprehensive income of associates and joint ventures, net of tax		—	(1,153)	—	(1,153)	—	(1,153)
Net change in fair value of equity investments at fair value through other comprehensive income		—	—	(34,125)	(34,125)	(60)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(1,140)	(1,140)	1,351	211
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	(32,086)	11,369	(20,717)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	57,089	57,089	(1)	57,088
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(92,741)	(599,893)
Issuance of shares of capital by subsidiaries and others		—	—	1,032	1,032	17,183	18,215
Changes in consolidation scope		—	—	—	—	9,530	9,530
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2018	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

In millions of won	2018		2017
Cash flows from operating activities
Profit (loss) for the period	~~W~~	(1,174,498)	1,441,394

Adjustments for:
Income tax expense (benefit)		(826,321)	2,172,824
Depreciation		9,905,856	9,660,039
Amortization		118,938	113,672
Employee benefit expense		360,575	391,360
Bad debt expense		57,468	126,326
Interest expense		1,868,458	1,789,552
Loss on sale of financial assets		1	2,343
Loss on disposal of property, plant and equipment		60,704	70,514
Loss on abandonment of property, plant, and equipment		481,176	424,091
Loss on impairment of property, plant, and equipment		710,162	51,067
Loss on impairment of intangible assets		8,112	20
Loss on disposal of intangible assets		43	183
Increase to provisions		1,056,994	1,690,120
Loss (gain) on foreign currency translation, net		243,378	(902,878)
Gain on valuation of financial assets at fair value through profit or loss		(8,495)	—
Loss on valuation of financial assets at fair value through profit or loss		6,616	—
Valuation and transaction loss (gain) on derivative instruments, net		(300,500)	1,043,628
Share in loss (income) of associates and joint ventures, net		(363,101)	81,688
Gain on sale of financial assets		(1,838)	(1,130)
Gain on disposal of property, plant and equipment		(98,077)	(48,316)
Gain on disposal of intangible assets		(12)	(564)
Gain on disposal of associates and joint ventures		(5,079)	(609)
Loss on disposal of associates and joint ventures		2,183	—
Impairment loss on associates and joint ventures		7,907	27,238
Gain on disposal of subsidiaries		(72)	—
Interest income		(223,767)	(206,143)
Dividend income		(12,777)	(11,477)
Impairment loss on available-for-sale securities		—	2,713
Others, net		81,317	16,679

		13,129,849	16,492,940

Changes in:
Trade receivables		246,755	(218,328)
Non-trade receivables		154,580	(31,807)
Accrued income		(484,718)	577,838
Other receivables		(61,961)	(1,271)
Other current assets		(148,509)	37,576
Inventories		(1,771,550)	(1,373,438)
Other non-current assets		(54,148)	(46,079)
Trade payables		478,744	342,126
Non-trade payables		(292,912)	(214,704)
Accrued expenses		(361,204)	(715,305)
Other payables		—	292
Other current liabilities		250,112	(126,323)
Other non-current liabilities		287,488	763,958
Investments in associates and joint ventures (dividends received)		175,175	106,983
Provisions		(1,132,969)	(1,390,606)
Payments of employee benefit obligations		(89,253)	(69,489)
Plan assets		(330,064)	(325,080)

	~~W~~	(3,134,434)	(2,683,657)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2018

In millions of won	2018		2017
Cash generated from operating activities	~~W~~	8,820,917	15,250,677
Dividends received (financial assets at fair value through other comprehensive income)		11,182	10,590
Interest paid		(1,895,898)	(1,886,303)
Interest received		194,221	173,226
Income taxes paid		(450,290)	(2,298,296)

Net cash from operating activities		6,680,132	11,249,894

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		1,617	10,542
Acquisition of associates and joint ventures		(319,425)	(206,753)
Proceeds from disposals of property, plant and equipment		234,138	85,801
Acquisition of property, plant and equipment		(12,266,870)	(12,535,958)
Proceeds from disposals of intangible assets		13	1,072
Acquisition of intangible assets		(110,587)	(143,887)
Proceeds from disposals of financial assets		2,419,259	5,296,680
Acquisition of financial assets		(2,841,651)	(4,786,717)
Increase in loans		(188,675)	(218,698)
Collection of loans		100,010	120,967
Increase in deposits		(299,564)	(397,078)
Decrease in deposits		259,930	110,383
Proceeds from disposals of assets held-for-sale		18,716	—
Receipt of government grants		30,416	55,533
Net cash inflow from changes in consolidation scope		2,141	—
Other cash inflow (outflow) from investing activities, net		(53,769)	1,414

Net cash used in investing activities		(13,014,301)	(12,606,699)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		(183,660)	370,328
Proceeds from long-term borrowings and debt securities		14,251,586	10,098,067
Repayment of long-term borrowings and debt securities		(8,095,590)	(8,198,882)
Payment of finance lease liabilities		(134,454)	(122,919)
Settlement of derivative instruments, net		60,907	33,434
Change in non-controlling interest		20,113	23,582
Repayment of hybrid bond		—	(99,750)
Dividends paid (hybrid bond)		(17,658)	(15,856)
Dividends paid		(599,391)	(1,340,387)
Other cash outflow from financing activities, net		(175)	(2,023)

Net cash from financing activities		5,301,678	745,594

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(1,032,491)	(611,211)
Effect of exchange rate fluctuations on cash held		21,097	(70,403)

Net decrease in cash and cash equivalents		(1,011,394)	(681,614)
Cash and cash equivalents at January 1		2,369,739	3,051,353

Cash and cash equivalents at December 31	~~W~~	1,358,345	2,369,739

Agenda 2. Approval of the ceiling amount of remuneration for directors

•	Proposed aggregate ceiling on remuneration for directors:

•	2,174,564 thousand won in fiscal year 2019 (total number of directors: 15; number of non-standing directors: 8)

•	2,120,796 thousand won in fiscal year 2018 (total number of directors: 15; number of non-standing directors: 8)

•

We proposed to increase the maximum aggregate amount of remuneration for directors in 2019 by 2.54% compared to 2018 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 1.8% and (ii) the increased severance payments due to the increase in the average incumbency of our directors from 19 months to 20 months.